Exhibit 99.1

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(Expressed in thousands of U.S. dollars - unaudited)

BITFARMS LTD.

2	Page

BITFARMS LTD.
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of U.S. dollars - unaudited)

		As of June 30,	As of December 31,
	Notes	2024	2023
Assets
Current
Cash		138,619	84,038
Trade receivables		735	714
Other assets	5	17,627	1,494
Short-term prepaid deposits	9	10,671	6,393
Electrical component inventory	23	1,076	705
Taxes receivable		450	—
Digital assets	6	56,748	31,870
Digital assets - pledged as collateral	6, 15	—	2,101
Derivative assets	7	2,255	1,281
Assets held for sale	8	9,108	1,388
		237,289	129,984
Non-current
Property, plant and equipment	10, 24	233,293	186,012
Right-of-use assets	16	13,184	14,315
Long-term deposits, equipment prepayments and other	12	47,790	44,714
Intangible assets	11	4,378	3,700
Total assets		535,934	378,725
Liabilities
Current
Trade payables and accrued liabilities	13	24,230	20,739
Current portion of long-term debt	15	164	4,022
Current portion of lease liabilities	16	2,008	2,857
Taxes payable		—	1,110
Warrant liabilities	14, 18	20,032	40,426
		46,434	69,154
Non-current
Long-term debt	15	1,487	—
Lease liabilities	16	12,208	12,993
Asset retirement provision		1,928	1,816
Total liabilities		62,057	83,963
Shareholders’ equity
Share capital		727,055	530,123
Contributed surplus		59,406	56,622
Accumulated deficit		(315,739)	(294,924)
Revaluation surplus		3,155	2,941
Total equity		473,877	294,762
Total liabilities and equity		535,934	378,725

Should be read in conjunction with the notes to the interim condensed consolidated financial statements

August 7, 2024	/s/ Nicolas Bonta	/s/ Ben Gagnon	/s/ Jeffrey Lucas
Date of approval of the financial statements	Chairman of the Board of Directors	Chief Executive Officer	Chief Financial Officer

3	Page

BITFARMS LTD.
INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND COMPREHENSIVE PROFIT OR LOSS
(Expressed in thousands of U.S. dollars, except per share amounts - unaudited)

		Three months ended June 30,		Six months ended June 30,
	Notes	2024	2023 (restated - Note 3d)	2024	2023 (restated - Note 3d)

Revenues	6, 24	41,548	35,479	91,865	65,529
Cost of revenues	23	(52,823)	(41,519)	(113,822)	(79,922)
Gross loss		(11,275)	(6,040)	(21,957)	(14,393)

Operating expenses
General and administrative expenses	23	(12,402)	(9,155)	(25,598)	(17,515)
Reversal of revaluation loss on digital assets	6	—	—	—	2,695
Gain (loss) on disposition of property, plant and equipment		99	7	269	(1,559)
Impairment on short-term prepaid deposits and property, plant and equipment	9	—	(9,982)	—	(9,982)
Operating loss		(23,578)	(25,170)	(47,286)	(40,754)

Net financial (expenses) income	23	(1,317)	(1,007)	10,126	9,960
Net loss before income taxes		(24,895)	(26,177)	(37,160)	(30,794)

Income tax (expense) recovery	17	(1,704)	94	4,581	424
Net loss		(26,599)	(26,083)	(32,579)	(30,370)

Other comprehensive income (loss)
Item that will not be reclassified to profit or loss:
Change in revaluation surplus - digital assets, net of tax	6	(5,455)	579	11,978	2,391
Total comprehensive loss, net of tax		(32,054)	(25,504)	(20,601)	(27,979)

Loss per share	21
Basic and diluted		(0.07)	(0.11)	(0.09)	(0.13)
Weighted average number of common shares outstanding	21
Basic and diluted		401,239,000	246,129,000	369,992,000	239,372,000

Should be read in conjunction with the notes to the interim condensed consolidated financial statements

4	Page

BITFARMS LTD.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of U.S. dollars, except number of shares - unaudited)

	Notes	Number of shares	Share capital	Contributed surplus	Accumulated deficit	Revaluation surplus	Total equity
Balance as of January 1, 2024		334,153,000	530,123	56,622	(294,924)	2,941	294,762
Net loss		—	—	—	(32,579)	—	(32,579)
Change in revaluation surplus - digital assets, net of tax		—	—	—	—	11,978	11,978
Total comprehensive loss, net of tax		—	—	—	(32,579)	11,978	(20,601)

Transfer of revaluation surplus on disposal of digital assets to accumulated deficit, net of tax		—	—	—	11,764	(11,764)	—
Share-based payment	22	—	—	4,769	—	—	4,769
Issuance of common shares	18	84,196,000	173,564	—	—	—	173,564
Settlement of restricted share units	22	125,000	289	(289)	—	—	—
Exercise of stock options and warrants	18, 22	7,401,000	23,079	(1,696)	—	—	21,383
Balance as of June 30, 2024		425,875,000	727,055	59,406	(315,739)	3,155	473,877

Balance as of January 1, 2023 (restated - Note 3d)		224,200,000	404,934	47,653	(197,189)	—	255,398
Net loss		—	—	—	(30,370)	—	(30,370)
Change in revaluation surplus - digital assets, net of tax		—	—	—	—	2,391	2,391
Total comprehensive loss, net of tax		—	—	—	(30,370)	2,391	(27,979)

Transfer of revaluation surplus on disposal of digital assets to accumulated deficit, net of tax		—	—	—	1,247	(1,247)	—
Share-based payment	22	—	—	4,998	—	—	4,998
Issuance of common shares	18	33,551,000	37,587	—	—	—	37,587
Settlement of restricted share units	22	108,000	279	(279)	—	—	—
Exercise of stock options	18, 22	400,000	295	(133)	—	—	162
Balance as of June 30, 2023 (restated - Note 3d)		258,259,000	443,095	52,239	(226,312)	1,144	270,166

Should be read in conjunction with the notes to the interim condensed consolidated financial statements

5	Page

BITFARMS LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars - unaudited)

		Six months ended June 30,
	Notes	2024	2023 (restated - Note 3d)

Cash flows from operating activities
Net loss		(32,579)	(30,370)
Adjustment for non-cash items:
Depreciation and amortization	23, 25	87,554	41,228
Impairment on short-term prepaid deposits and property, plant and equipment	9	—	9,982
Net financial income	23	(10,126)	(9,960)
Digital assets earned	6	(89,806)	(63,451)
Reversal of revaluation loss on digital assets	6	—	(2,695)
Share-based payment	22	4,769	4,998
Income tax recovery	17	(4,581)	(424)
Loss (gain) on disposition of property, plant and equipment		(269)	1,559
Proceeds from sale of digital assets earned	6	83,326	59,370
Interest and financial income received (expenses paid)		2,469	(4,947)
Income taxes paid		(789)	(237)
Changes in non-cash working capital components	25	(12,033)	(2,581)
Net change in cash related to operating activities		27,935	2,472

Cash flows used in investing activities
Purchase of property, plant and equipment		(123,119)	(19,025)
Proceeds from sale of property, plant and equipment and assets held for sale		1,546	2,626
Purchase of marketable securities	23	(5,720)	(21,368)
Proceeds from disposition of marketable securities	23	6,471	28,494
Equipment and construction prepayments		(31,010)	(9,956)
Net change in cash related to investing activities		(151,832)	(19,229)

Cash flows from financing activities
Issuance of common shares	18	173,564	37,587
Repayment of long-term debt	15	(4,066)	(18,938)
Proceeds from long-term debt	15	1,695	—
Repayment of lease liabilities	16	(1,363)	(2,118)
Exercise of stock options and warrants	18, 22	8,532	162
Net change in cash related to financing activities		178,362	16,693

Net increase in cash		54,465	(64)
Cash, beginning of the period		84,038	30,887
Exchange rate differences on currency translation		116	68
Cash, end of the period		138,619	30,891

Should be read in conjunction with the notes to the interim condensed consolidated financial statements

6	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 1:        NATURE OF OPERATIONS

Bitfarms Ltd. was incorporated under the Canada Business Corporations Act on October 11, 2018 and continued under the Business Corporations Act (Ontario) on August 27, 2021. The consolidated financial statements of the corporation comprise the accounts of Bitfarms Ltd. and its wholly-owned subsidiaries (together referred to as the “Company” or “Bitfarms”). The common shares of the Company are listed on the Nasdaq Stock Market and the Toronto Stock Exchange (Nasdaq/TSX: BITF). Its registered office is located at 110 Yonge Street, Suite 1601, Toronto, Ontario, Canada, M5C 1T4.

The activities of the Company are mainly comprised of selling its computational power used for hashing calculations for the purpose of cryptocurrency mining in multiple jurisdictions as described in Note 24 “Geographical Information”. The Company’s operations are currently located in Canada, the United States, Argentina and Paraguay. Volta, a wholly-owned subsidiary of the Company, assists the Company in building and maintaining its data centers and provides electrician services to both commercial and residential customers in Quebec.

Bitfarms owns and operates data centers housing computers (referred to as “Miners”) designed for the purpose of validating transactions on the Bitcoin Blockchain (referred to as “Mining”). Bitfarms generally operates its Miners 24 hours a day to produce computational power used for hashing calculations (measured by hashrate) that Bitfarms sells to a Mining Pool under a formula-driven rate commonly known in the industry as Full Pay Per Share (“FPPS”). Under FPPS, Mining Pools compensate Mining companies for their computational power used for hashing calculations, measured through hashrate, based on what the Mining Pool would expect to generate in revenue for a given time period if there was no randomness involved. The fee paid by a Mining Pool to Bitfarms for its computational power used for hashing calculations may be in cryptocurrency, U.S. dollars, or another currency. However, the fees are generally paid to the Company on a daily basis in BTC (as defined below). Bitfarms accumulates the cryptocurrency fees it receives or exchanges them for U.S. dollars through reputable and established cryptocurrency trading platforms.

Terms and definitions

In these financial statements, the terms below have the following definitions:

	Term	Definition
1	Backbone	Backbone Hosting Solutions Inc.
2	Volta	9159-9290 Quebec Inc.
3	Backbone Argentina	Backbone Hosting Solutions SAU
4	Backbone Paraguay	Backbone Hosting Solutions Paraguay SA
5	Backbone Mining	Backbone Mining Solutions LLC
6	BTC	Bitcoin
7	BVVE	Blockchain Verification and Validation Equipment (primarily Miners)
8	CAD	Canadian Dollars
9	USD	U.S. Dollars
10	ARS	Argentine Pesos

7	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 2:         LIQUIDITY

Bitfarms is primarily engaged in the Bitcoin Mining industry, a highly volatile industry subject to significant inherent risk. Declines in the market prices of cryptocurrencies, an increase in the difficulty of BTC mining, delays in the delivery of Mining equipment, changes in the regulatory environment and adverse changes in other inherent risks can significantly and negatively impact the Company’s operations and cash flows and its ability to maintain sufficient liquidity to meet its financial obligations. Adverse changes to the factors mentioned above have impacted the recoverability of the Company’s digital assets and property, plant and equipment (“PPE”), resulting in impairment losses being recorded.

The Company’s current operating budget and future estimated cash flows indicate that the Company will generate positive cash flow in excess of the Company’s cash commitments within the twelve-month period following the date these interim condensed consolidated financial statements were authorized for issuance (the “twelve-month period”). These analyses are based on BTC market factors including price, difficulty and network hashrate for the twelve-month period.

A BTC Halving event is scheduled to occur once every 210,000 blocks, or roughly every four years, until the total amount of BTC rewards issued reaches 21 million, which is expected to occur around 2140. The most recent BTC Halving event occurred on April 19, 2024, at which time BTC block rewards decreased from 6.25 BTC per block to 3.125 BTC per block. Once 21 million BTC are generated, the network will stop producing more BTC, and the industry will then need to rely on transaction fees and/or other sources of revenue. While BTC prices have had a history of significant fluctuations around BTC Halving events, there is no guarantee that the price change will be favorable or would compensate for the reduction in Mining rewards and the compensation from Mining Pools. Similar to past BTC Halvings events, the BTC price did not have an immediate favorable impact after the BTC Halving that occurred on April 19, 2024. It took approximately six months for the Company’s revenue per terahash to return to the level experienced prior to the May 2020 BTC Halving event.

At current BTC prices, the Company’s existing cash resources and the proceeds from sales of its BTC treasury and BTC earned may not be sufficient to fund capital investments to fully support its growth objectives. If the proceeds from the sale of BTC are not sufficient, the Company would be required to raise additional funds from external sources to meet these requirements. There is no assurance that the Company will be able to raise such additional funds on acceptable terms, if at all.

If the Company raises additional funds by issuing securities, existing shareholders’ ownership in the Company may be diluted. If the Company is unable to obtain financing, including by issuing securities, or if funds from operations and proceeds from sales of the Company’s BTC holdings are negatively impacted by the BTC price, the Company may have difficulty meeting its payment obligations.

8	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 3:         BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION

a.	Basis of preparation and measurement

The interim condensed consolidated financial statements (“Financial Statements”) of the Company comprise the accounts of Bitfarms Ltd. and its wholly-owned subsidiaries. These Financial Statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) applicable to the preparation of interim financial statements, including International Accounting Standard 34, Interim Financial Reporting. These Financial Statements were approved by the Board of Directors (the “Board”) on August 7, 2024.

These Financial Statements do not include all the information required for full annual financial statements and should be read in conjunction with the audited annual consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2023.

These Financial Statements have been prepared under the same accounting policies used in the audited annual consolidated financial statements for the year ended December 31, 2023, except for new accounting standards issued and adopted by the Company which are described below. The accounting policies have been applied consistently by the Company’s entities and to all periods presented in these Financial Statements, unless otherwise indicated.

The Financial Statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments and digital assets recorded at fair value, and assets held for sale measured at the lower of their carrying amount and fair value less costs to sell.

9	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 3:         BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

b.	New accounting amendments issued and adopted by the Company

The following amendments to existing standards were adopted by the Company as of January 1, 2024:

Amendments to IFRS 16, Leases (“IFRS 16”)

Amendments to IFRS 16 require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a manner that does not recognize any amount of the gain or loss that relates to the right-of-use retained. The new requirements do not prevent a seller-lessee from recognizing in profit or loss any gain or loss relating to the partial or full termination of a lease.

Amendments to IAS 1, Presentation of the Financial Statements (“IAS 1”)

Amendments to IAS 1 clarify how to classify debt and other liabilities as current or non-current. The amendments help to determine whether, in the interim consolidated statements of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments also include clarifying the classification requirements for debt that an entity might settle by converting into equity.

Amendments to IAS 1 specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. Instead, the amendments require information about these covenants be disclosed in the notes to the financial statements.

The adoption by the Company of the amendments listed above did not have a significant impact on the Company’s Financial Statements.

Amendments to IAS 7, Statement of Cash Flows (“IAS 7”) and IFRS 7, Financial Instruments: Disclosures (“IFRS 7”)

Amendments to IAS 7 and IFRS 7 introduce disclosure requirements to enhance the transparency of supplier finance arrangements and their effects on an entity’s liabilities, cash flows and exposure to liquidity risk.

The Company does not expect the adoption of the amendments to have a significant impact on the Company’s Financial Statements.

c.	New accounting amendments and standard issued to be adopted at a later date

The following amendments to existing standards have been issued and are applicable to the Company for its annual period beginning on January 1, 2025, with an earlier application permitted:

Amendments to IAS 21, The Effects of Changes in Foreign Exchange Rates (“IAS 21”)

Amendments to IAS 21 require an entity to apply a consistent approach in assessing whether a currency can be exchanged into another currency and, when it cannot, in determining the exchange rate to use and the disclosures to provide.

10	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 3:         BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

c.	New accounting amendments and standard issued to be adopted at a later date (Continued)

The following amendments to existing standards have been issued and are applicable to the Company for its annual period beginning on January 1, 2026, with an earlier application permitted:

Amendments to IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 7, Financial Instruments: Disclosures

(“IFRS 7”)

Amendments to IFRS 9 and IFRS 7 clarify that financial assets and financial liabilities are recognized and derecognized at settlement date except for regular way purchases or sales of financial assets and financial liabilities meeting conditions for the new exception. The new exception permits companies to elect to derecognize certain financial liabilities settled via electronic payment systems earlier than the settlement date.

These amendments also provide guidelines to assess contractual cash flow characteristics of financial assets, which apply to all contingent cash flows, including those arising from environmental, social, and governance (ESG)-linked features.

In addition, the amendments for investments in equity instruments reported at fair value through other comprehensive income require separately disclosing the fair value gain or loss for investments derecognized in the period and investments held. The amendments added disclosure requirements for financial instruments with contingent features that could change the timing or amount of contractual cash flows that do not relate directly to basic lending risks and costs.

The Company is currently evaluating the impact of adopting the amendments on the Company’s Financial Statements.

The following new standard has been issued and is applicable to the Company for its annual period beginning on January 1, 2027, with an earlier application permitted:

IFRS 18, Presentation and Disclosure in Financial Statements (“IFRS 18”)

On April 9, 2024, the International Accounting Standards Board issued IFRS 18, the new standard on presentation and disclosure in financial statements, which will replace IAS 1, with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to:

●	The structure of the statement of profit or loss, including specified totals and subtotals;
●	Required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (i.e., management-defined performance measures); and
●	Enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

The Company is currently evaluating the impact of adopting the new standard on the Company’s Financial Statements.

11	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 3:         BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

d.	Restatement

During the year ended December 31, 2023, the Company identified errors in its accounting for warrants issued in connection with certain private placement financings in 2021. The warrants and broker warrants are convertible for a fixed number of common shares of the Company but have a contingent cashless exercise clause which results in a classification of the warrants and broker warrants as a financial liability and measurement of such warrants at fair value through profit or loss, not equity.

The effects of the restatement on the affected financial statement line items for the prior period are as follows:

Interim consolidated statements of profit or loss and comprehensive profit or loss extract for the three and six months ended June 30, 2023 - Restatement

	Three months ended June 30,			Six months ended June 30,
	2023 (as reported)	Warrant adjustments	2023 (as restated)	2023 (as reported)	Warrant adjustments	2023 (as restated)

Operating loss	(25,170)	—	(25,170)	(40,754)	—	(40,754)

Net financial income (expenses)	182	(1,189)	(1,007)	12,370	(2,410)	9,960
Net loss before income taxes	(24,988)	(1,189)	(26,177)	(28,384)	(2,410)	(30,794)

Income tax recovery	94	—	94	424	—	424
Net loss	(24,894)	(1,189)	(26,083)	(27,960)	(2,410)	(30,370)

Other comprehensive income (loss)
Item that will not be reclassified to profit or loss:
Change in revaluation surplus - digital assets, net of tax	579	—	579	2,391	—	2,391
Total comprehensive loss, net of tax	(24,315)	(1,189)	(25,504)	(25,569)	(2,410)	(27,979)

Loss per share
Basic and diluted	(0.10)	(0.01)	(0.11)	(0.12)	(0.01)	(0.13)

Interim consolidated statements of cash flows extract for the six months ended June 30, 2023 - Restatement

	Six months ended June 30,
	2023 (as reported)	Warrant adjustments	2023 (as restated)

Cash flows from operating activities
Net loss	(27,960)	(2,410)	(30,370)
Adjustments for:
Net financial income	(12,370)	2,410	(9,960)
Net change in cash related to operating activities	2,472	—	2,472

12	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 4:         SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of the Financial Statements requires Bitfarms’ management team (“Management”) to undertake judgments, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. These estimates and judgments are based on Management’s best knowledge of the events or circumstances and actions the Company may take in the future. The actual results may differ from these assumptions and estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to assumptions and estimates are recognized in the period in which the assumption or estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The significant judgements made by Management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the audited annual consolidated financial statements for year ended December 31, 2023, except for the following:

Property, plant and equipment

Estimates of useful lives, residual values and methods of depreciation are reviewed annually. Any changes based on additional available information are accounted for prospectively as a change in accounting estimate.

During the first quarter of 2024, in connection with the replacement of older Miners following the Company’s transformative fleet upgrade as described in Note 10 - Property, Plant and Equipment, the Company reviewed and adjusted the useful lives, residual values and method of depreciation of older Miners that will be replaced by the new fleet in 2024.

For these Miners, the depreciation was accelerated to bring the book value to the estimated recoverable value at the time they are expected to be replaced. The residual values were adjusted to reflect the expected proceeds from the eventual sale and the depreciation method was modified from sum-of-years to straight-line method.

NOTE 5:         OTHER ASSETS

	As of June 30,	As of December 31,
	2024	2023
Sales taxes receivable*	17,067	805
Other receivables	560	689
	17,627	1,494

* Refer to Note 23b for more details about the Canadian sales tax recovery and Note 23d for more details about the provision applied to the Argentine value-added tax (VAT) receivable included in sales taxes receivable.

13	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 6:         DIGITAL ASSETS

BTC transactions and the corresponding values for the three and six months ended June 30, 2024 and 2023 were as follows:

	Three months ended June 30,
	2024		2023
	Quantity	Value	Quantity	Value
Balance of digital assets including digital assets pledged as collateral as of April 1,	806	57,542	435	12,379
BTC earned*	614	40,383	1,223	34,243
BTC exchanged for cash and services	(515)	(33,756)	(1,109)	(30,887)
Realized gain on disposition of digital assets**	—	5,803	—	1,110
Change in unrealized loss on revaluation of digital assets**	—	(13,224)	—	(111)
Balance of digital assets including digital assets pledged as collateral as of June 30,	905	56,748	549	16,734
Less digital assets pledged as collateral as of June 30,***	—	—	(70)	(2,137)
Balance of digital assets excluding digital assets pledged as collateral as of June 30,	905	56,748	479	14,597

	Six months ended June 30,
	2024		2023
	Quantity	Value	Quantity	Value
Balance of digital assets including digital assets pledged as collateral as of January 1,	804	33,971	405	6,705
BTC earned*	1,557	89,806	2,520	63,451
BTC exchanged for cash and services	(1,456)	(83,326)	(2,376)	(59,370)
Realized gain on disposition of digital assets**	—	16,866	—	1,697
Change in unrealized gain (loss) on revaluation of digital assets**	—	(569)	—	4,251
Balance of digital assets including digital assets pledged as collateral as of June 30,	905	56,748	549	16,734
Less digital assets pledged as collateral as of June 30,***	—	—	(70)	(2,137)
Balance of digital assets excluding digital assets pledged as collateral as of June 30,	905	56,748	479	14,597

* Management estimates the fair value of BTC earned on a daily basis as the quantity of cryptocurrency received multiplied by the price quoted on Coinbase on the day it was received. Management considers the prices quoted on Coinbase to be a level 2 input under IFRS 13, Fair Value Measurement.

** A portion of the realized gain on disposition of digital assets and the change in unrealized gain on revaluation of digital assets is presented in other comprehensive income after reversing previously recorded revaluation loss on digital assets in the statement of profit or loss. For the three and six months ended June 30, 2024, a loss of $5,455, net of $1,966 of deferred income tax recovery, and a gain of $11,978, net of $4,319 of deferred income tax expense, respectively, were presented in other comprehensive income (three and six months ended June 30, 2023: gain of $579, net of $420 of deferred income tax expense, and a gain of $2,391, net of $862 of deferred income tax expense, respectively).

*** Refer to Note 15 for details of the Company’s long-term debt and BTC pledged as collateral. During the first quarter of 2024, the NYDIG Loan balance was fully repaid and the BTC previously pledged as collateral thereunder became unencumbered.

14	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 7:         DERIVATIVE ASSETS AND LIABILITIES

BTC option contracts

Starting in the first quarter of 2023, the Company purchased BTC option contracts that gave it the right, but not the obligation, to sell digital assets at a fixed price. Option contracts are used to reduce the risk of BTC price volatility and reduce the variability of cash flows resulting from future sales of digital assets. The Company did not apply hedge accounting on these contracts.

Reconciliation of the fair value measurement of derivatives (Level 2):

	As of June 30,		As of December 31,
	2024		2023
	Derivative Assets	Derivative Liabilities	Derivative Assets	Derivative Liabilities
	six-month period		twelve-month period
Balance as of January 1,	1,281	—	—	—
Remeasurement recognized in statement of profit or loss during the period	355	—	28	20
Purchases	3,026	—	1,253	366
Sales	(2,407)	—	—	(386)
Balance as of period end	2,255	—	1,281	—

The following gain or loss on derivatives are recognized in Net financial (expenses) income in the interim consolidated statements of profit or loss and comprehensive profit or loss:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Unrealized change in fair value of outstanding contracts	(2,424)	35	(296)	—
Realized gain (loss) on settled contracts	289	(250)	651	(180)
	(2,135)	(215)	355	(180)

15	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 8:         ASSETS HELD FOR SALE

As of June 30, 2024 and December 31, 2023, assets held for sale consisted of the following:

		As of June 30,	As of December 31,
	Notes	2024	2023
Miners	i.	8,707	521
Mining electrical components		401	867
		9,108	1,388

i.	Miners held of sale

The following table summarizes the movement of Miners held for sale:

	MicroBT WhatsMiner M30, M31 & M50 Miners		Innosilicon T2T & T3, Canaan Avalon A10 and Antminer T15 & S15 Miners		MicroBT WhatsMiner M20S Miners		Bitmain S19j Pro Miners		TOTAL
	Qty	Value	Qty	Value	Qty	Value	Qty	Value	Qty	Value
Balance as of January 1, 2023	—	—	1,272	190	2,512	1,030	—	—	3,784	1,220
Additions	—	—	1,848	198	—	—	300	205	2,148	403
Dispositions	—	—	—	—	(1,781)	(714)	—	—	(1,781)	(714)
Impairment	—	—	(3,120)	(388)	—	—	—	—	(3,120)	(388)
Balance as of December 31, 2023	—	—	—	—	731	316	300	205	1,031	521
Additions	38,302	7,928	—	—	—	—	2,609	822	40,911	8,750
Dispositions	(1,140)	(251)	—	—	(258)	(108)	(300)	(205)	(1,698)	(564)
Balance as of June 30, 2024	37,162	7,677	—	—	473	208	2,609	822	40,244	8,707

a.	S19j Pro Bitmain Miners

During the second quarter of 2024, the Company ceased using 2,609 Bitmain S19J Pro Miners and plans to dispose of them within the next 12 months.

During the six months ended June 30, 2024, the Company sold 300 Bitmain S19j Pro Miners with a carrying amount of $205 and disposed of them for net proceeds of $205 resulting in no gain or loss.

b.	MicroBT WhatsMiner M30, M31 and M50 Miners

During the first quarter of 2024, the company ceased using 2,775 MicroBT WhatsMiner M30 Miners and 4,921 MicroBT WhatsMiner M31 Miners and plans to dispose of them within the next 12 months.

During the second quarter of 2024, the Company ceased using 22,956 MicroBT WhatsMiner M30 Miners, 7,118 MicroBT WhatsMiner M31 Miners and 532 MicroBt WhatsMiner M50 Miners and plans to dispose of them within the next 12 months.

During the six months ended June 30, 2024, the Company sold an aggregate 1,140 MicroBT WhatsMiner M30 and M31 Miners with a carrying amount of $251 and disposed of them for net proceeds of $289 resulting in a gain of $38.

16	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 8:         ASSETS HELD FOR SALE (Continued)

i.	Miners held of sale (Continued)

c.	MicroBT WhatsMiner M20S Miners

During the six months ended June 30, 2024, the Company sold 258 MicroBT WhatsMiner M20S Miners with a carrying amount of $108 and disposed of them for net proceeds of $34 resulting in a loss of $74. Management determined that the remaining MicroBT WhatsMiner M20S Miners continue to meet the criteria to be classified as held for sale as of June 30, 2024.

NOTE 9:        IMPAIRMENT

2023 impairment loss

Impairment on short-term prepaid deposits during the second quarter of 2023

i.	Background

In 2022, the Company entered into agreements with external brokers to be able to proceed with the importation of its miners into Argentina. Under the agreements, the Company was required to make advance deposits to the external brokers, which were classified as short-term prepaid deposits on the consolidated statements of financial position. During the second quarter of 2023, the Company decided to terminate the importation agreements with the external brokers as of June 30, 2023.

ii.	Impairment loss

The Company assumed the cost of terminating the importation agreements with the brokers in order to execute its new importation strategy, resulting in the Company forgoing a deposits balance of $6,982. Accordingly, during the second quarter of 2023, the Company impaired $6,982 of short-term prepaid deposits. This impairment is presented in the consolidated statements of profit or loss and comprehensive profit or loss under Impairment on short-term prepaid deposits, equipment and construction prepayments, property, plant and equipment and right-of-use assets.

Impairment on mineral assets during the second quarter of 2023

i.	Background

The Suni mineral asset was acquired in connection with the reverse acquisition of Bitfarms Ltd (Israel) on April 12, 2018, and its value at the time was estimated at $9,000 based on an independent appraiser’s valuation. Suni is an iron ore deposit located in Canada that was held by the acquiree. Since its acquisition, following the presence of impairment indicators, the Suni mineral asset was written down to a net book value of $3,000 as of December 31, 2022.

ii.	Impairment loss

During the second quarter of 2023, in connection with the planned disposal of the Suni mineral asset, Management tested the cash-generating unit for impairment, resulting in a further impairment charge of $3,000 and reducing the carrying amount to nil. This impairment charge is presented in the consolidated statements of profit or loss and comprehensive profit or loss under Impairment on short-term prepaid deposits, equipment and construction prepayments, property, plant and equipment and right-of-use assets. On July 27, 2023, the Company sold the Suni mineral asset for a nominal amount to a third party.

17	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 10:         PROPERTY, PLANT AND EQUIPMENT

As of June 30, 2024 and December 31, 2023, PPE consisted of the following:

	Notes	BVVE and electrical components	Mineral assets	Land and buildings	Leasehold improvements	Vehicles	Total
Cost
Balance as of January 1, 2024		354,803	—	5,740	50,728	1,262	412,533
Additions		151,398	—	11,231	2,112	78	164,819
Dispositions		(107)	—	—	(560)	(25)	(692)
Transfer to assets held for sale	8	(168,148)	—	—	—	—	(168,148)
Sales tax recovery	23	(14,763)	—	(428)	(657)	(18)	(15,866)
Balance as of June 30, 2024		323,183	—	16,543	51,623	1,297	392,646

Accumulated Depreciation
Balance as of January 1, 2024		199,794	—	424	25,656	647	226,521
Depreciation	25	92,414	—	85	2,016	86	94,601
Sales tax recovery - depreciation	23, 25	(8,624)	—	(28)	(104)	(4)	(8,760)
Dispositions		(31)	—	—	(423)	(16)	(470)
Transfer to assets held for sale	8	(159,289)	—	—	—	—	(159,289)
Impairment on deposits transferred to PPE		6,750	—	—	—	—	6,750
Balance as of June 30, 2024		131,014	—	481	27,145	713	159,353

Net book value as of June 30, 2024		192,169	—	16,062	24,478	584	233,293

	Notes	BVVE and electrical components	Mineral assets	Land and buildings	Leasehold improvements	Vehicles	Total
Cost
Balance as of January 1, 2023		308,205	9,000	4,392	45,278	1,082	367,957
Additions		63,598	—	1,348	5,924	272	71,142
Additions related to asset acquisitions		13	—	—	30	—	43
Dispositions		(7,325)	(9,000)	—	(5)	(92)	(16,422)
Transfer to assets held for sale	8	(9,688)	—	—	—	—	(9,688)
Effect of change in discount rate		—	—	—	(499)	—	(499)
Balance as of December 31, 2023		354,803	—	5,740	50,728	1,262	412,533

Accumulated Depreciation
Balance as of January 1, 2023		120,097	6,000	270	21,636	526	148,529
Depreciation		77,551	—	154	3,556	194	81,455
Dispositions		(5,756)	(9,000)	—	(5)	(73)	(14,834)
Transfer to assets held for sale	8	(8,418)	—	—	—	—	(8,418)
Impairment		1,882	3,000	—	—	—	4,882
Impairment on deposits transferred to PPE		14,438	—	—	469	—	14,907
Balance as of December 31, 2023		199,794	—	424	25,656	647	226,521

Net book value as of December 31, 2023		155,009	—	5,316	25,072	615	186,012

18	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 10:         PROPERTY, PLANT AND EQUIPMENT (Continued)

BVVE

Further details of the quantity and models of BTC BVVE held by the Company as of June 30, 2024 and December 31, 2023 are as follows :

	Notes	MicroBT WhatsMiner*	Bitmain S19j Pro	Bitmain T21	Bitmain S21	Total
Quantity as of January 1, 2024		51,738	16,361	—	—	68,099
Additions		1,943	—	35,898	3,975	41,816
Dispositions		(1,398)	(300)	—	—	(1,698)
Quantity as of June 30, 2024		52,283	16,061	35,898	3,975	108,217
Classified as assets held for sale	8	(37,635)	(2,609)	—	—	(40,244)
Presented as property, plant and equipment		14,648	13,452	35,898	3,975	67,973

* Includes 473 M20S classified as assets held for sale, 34,877 M30 of which 24,657 are classified as assets held for sale, 12,517 M31 of which 11,973 are classified as assets held for sale, 1,943 M50 of which 532 are classified as assets held for sale and 2,473 M53 Miners.

Refer to Note 8 for more details on assets held for sale.

	Notes	MicroBT WhatsMiner*	Bitmain S19j Pro	Innosilicon T3 & T2T	Bitmain S19XP	Total
Quantity as of January 1, 2023		45,375	7,172	5,711	—	58,258
Additions		8,281	9,289	—	409	17,979
Dispositions		(1,918)	(100)	(5,711)	(409)	(8,138)
Quantity as of December 31, 2023		51,738	16,361	—	—	68,099
Classified as assets held for sale	8	(731)	(300)	—	—	(1,031)
Presented as property, plant and equipment		51,007	16,061	—	—	67,068

* Includes 731 M20S classified as assets held for sale, 36,018 M30S, 12,517 M31S and 2,473 M50 Miners.

Refer to Note 8 for more details on assets held for sale.

19	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 10:         PROPERTY, PLANT AND EQUIPMENT (Continued)

Changes in the useful life, residual value and depreciation method of certain BVVE

i.	Background

During the first quarter of 2024, the Company exercised its purchase option for 28,000 Bitmain T21 Miners and entered into purchase agreements to acquire 19,280 Bitmain T21 Miners, 3,888 Bitmain S21 Miners and 740 Bitmain S21 hydro Miners. Refer to Note 12 for more details. The Company intends to liquidate its older Miners that are expected to be replaced with the Bitmain T21 Miners, Bitmain S21 Miners, Bitmain S21 hydro Miners and other hydro Miners.

ii.	Accelerated depreciation

The older Miners will remain in service until the new Miners are installed to replace them. The Company has changed the usage and the retention strategy of the older Miners and, accordingly, revised their specific useful life, residual value and depreciation method.

The changes are summarized as follows:

●	decreasing the specific useful life of the older Miners from five years to two years to reflect their eventual disposal in 2024;
●	decreasing the residual values to reflect the expected proceeds from the eventual disposals; and
●	accelerating the depreciation method from sum-of-years over five years to straight-line method over two years to represent the change in pattern in which their future economic benefits are expected to be consumed by the Company.

During the three and six months ended June 30, 2024, the Company recorded accelerated depreciation of $46,154 and $64,657, respectively, on its older Miners. These assets are expected to be depreciated to their residual values by the end of 2024.

The decision to replace the older Miners, as well as a review of the useful life, residual value and depreciation method were indicators for impairment testing during the first quarter of 2024. As a result, the Company performed evaluations of the recoverable amount of the assets for operating the data centers separately in Quebec, Washington State, Argentina and Paraguay. Based on its calculations, which were based on discounted cash flow models, the Company determined that no impairment loss should be recorded.

20	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 11:        INTANGIBLE ASSETS

	Systems software	Access rights to electricity	Total
Cost
Balance as of January 1, 2024	5,150	3,801	8,951
Additions	—	912	912
Balance as of June 30, 2024	5,150	4,713	9,863

Accumulated amortization
Balance as of January 1, 2024	5,138	113	5,251
Amortization	6	228	234
Balance as of June 30, 2024	5,144	341	5,485

Net book value as of June 30, 2024	6	4,372	4,378

	Systems software	Access rights to electricity	Total
Cost
Balance as of January 1, 2023	5,150	—	5,150
Additions related to asset acquisitions	—	3,801	3,801
Balance as of December 31, 2023	5,150	3,801	8,951

Accumulated amortization
Balance as of January 1, 2023	5,117	—	5,117
Amortization	21	113	134
Balance as of December 31, 2023	5,138	113	5,251

Net book value as of December 31, 2023	12	3,688	3,700

Additions related to access rights to electricity

In April 2023, the Company received approval from the power supplier in Washington State for a 6 MW expansion. During the second quarter of 2023, the Company began constructing an additional data center on Company-owned land and paid $912 to the power supplier for establishing the connection, which was capitalized as long-term deposits, equipment, prepayments and other. During the six months ended June 30, 2024, the power supplier established the electricity connection, allowing the Company to access the 6 MW of hydro power capacity. As a result, the balance of $912 was reclassified from long-term deposits, equipment, prepayments and other to intangible assets.

21	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 11:        INTANGIBLE ASSETS (Continued)

The following table summarizes the access rights to electricity:

Year	Location	Additions to intangibles ($)	Additional capacity		Term of contractual access rights	Amortization method and period
2024	Washington State, USA	912	6 MW		No termination date	Declining balance 4%
		912	6 MW

2023	Baie-Comeau, Quebec	2,315	22 MW		No termination date	Straight-line over the lease term of the data center
2023	Paso Pe, Paraguay	1,065	50 MW	*	Ending in December 31, 2027	Straight-line over the access rights period
2023	Yguazu, Paraguay	421	100 MW	**	Ending in December 31, 2027	Straight-line over the access rights period
		3,801	172 MW

		4,713	178 MW

* In November 2023, the Company finalized an amendment to the existing contract for an additional 20 MW of energy capacity for a total capacity of 70 MW.

** In May 2024, the Company finalized an amendment to the existing contract for an additional 100 MW of energy capacity for a total capacity of 200 MW.

22	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 12:         LONG-TERM DEPOSITS, EQUIPMENT PREPAYMENTS, COMMITMENTS AND OTHER

		As of June 30,	As of December 31,
		2024	2023
Security deposits for energy, insurance and rent	a	12,881	4,901
Equipment and construction prepayments	b	34,909	39,813
		47,790	44,714

a.	Security deposits for energy, insurance and rent

As of June 30, 2024, the Company had security deposits for energy, insurance and rent in the amount of $12,881, which includes $5,930 and $3,380 of security deposits for energy consumption at its operational Paso Pe data center and at its future Yguazu data center in Paraguay, respectively. On May 13, 2024, the Company amended its power purchase agreement (“PPA”) for its Yguazu data center to increase the contracted power from 100 MW to 200 MW beginning on January 1, 2025. The Company is required to pay security deposits totaling $16,245 between June 2024 and January 2025 for future electricity consumption. The security deposits paid to the energy supplier are refundable at the end of the contract term in December 2027 assuming the Company draws power based on the agreed upon schedule and is not in breach of other clauses in the PPA.

b.	Equipment and construction prepayments

The following table details the equipment and construction prepayments:

		As of June 30,	As of December 31,
		2024	2023
Miner credits	i.	—	11,330
Bitmain T21 Miners Purchase Order and Purchase Option	ii.	7,448	16,912
March 2024 Purchase Order	iii.	7,731	—
Other BVVE and electrical components	iv.	6,348	4,400
Construction work and materials	v.	13,382	7,171
		34,909	39,813

i.	Miner credits

In December 2022, the Company renegotiated its previous purchase agreements for 48,000 Miners by extinguishing the outstanding commitments of $45,350 without penalty and establishing a $22,376 credit for deposits previously made. The Company received $3,279 of Miners, reducing the outstanding credit balance to $19,097 at December 31, 2022, which was fully utilized during 2023 for the acquisition of hydro Miners and hydro containers. These items were received during the six months ended June 30, 2024 and the long-term deposit balance was reduced to nil upon the transfer to property, plant and equipment.

23	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 12:        LONG-TERM DEPOSITS, EQUIPMENT PREPAYMENTS, COMMITMENTS AND OTHER (Continued)

b.	Equipment and construction prepayments (Continued)

ii.	Bitmain T21 Miners Purchase Order and Purchase Option

During the fourth quarter of 2023, the Company placed a firm purchase order for approximately 35,888 Bitmain T21 Miners (the ’‘Purchase Order’’) totaling $95,462 with deliveries scheduled from March 2024 to May 2024 and made a non-refundable deposit of $9,464. In addition, the Company secured a purchase option for approximately an additional 28,000 Bitmain T21 Miners (the ’‘Purchase Option’’) totaling $74,480 and made a non-refundable deposit of $7,448. This Purchase Option gives the Company the right, exercisable until December 31, 2024, but not the obligation, to purchase up to 28,000 additional Bitmain T21 Miners. The total hashrate from the Miners received should correspond to the total hashrate specified in the initial agreements. The quantity of Miners received may vary based on the individual specifications of each Miner.

During the six months ended June 30, 2024, the Company made additional deposits of $85,998 towards the Purchase Order, of which approximately 35,900 Bitmain T21 Miners with a book value of $95,462 were received or in transit. During the first quarter of 2024, the Company also fully exercised the Purchase Option with deliveries scheduled for September and October 2024. As of June 30, 2024, the deposit balance for the Purchase Order and the Purchase Option was $7,448.

iii.	March 2024 Purchase Order

During the first quarter of 2024, the Company purchased approximately an additional 19,280 Bitmain T21 Miners, 3,888 Bitmain S21 Miners and 740 Bitmain S21 Hydro Miners (collectively defined as the ''March 2024 Purchase Order'') for $51,285, $13,608 and $4,338, respectively, with deliveries scheduled from April 2024 to November 2024. During the six months ended June 30, 2024, the Company made deposits of $21,339 towards the March 2024 Purchase Order, of which approximately 4,000 Bitmain S21 Miners with a book value of $13,608 were received. As of June 30, 2024, the deposit balance for the March 2024 Purchase Order was $7,731. The total hashrate from the Miners received should correspond to the total hashrate specified in the initial agreements. The quantity of Miners received may vary based on the individual specifications of each Miner.

iv.	Other BVVE and electrical components

As of June 30, 2024, the Company had deposits for other BVVE and electrical components in the amount of $6,348.

v.	Construction work and materials

As of June 30, 2024, the Company had deposits for construction work and materials in the amount of $13,382, mainly for the Paraguay expansions.

24	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 12:         LONG-TERM DEPOSITS, EQUIPMENT PREPAYMENTS, COMMITMENTS AND OTHER (Continued)

c.	Commitments

The Company’s remaining payment obligations in connection with the Purchase Option and the March 2024 Purchase Order are outlined below:

As of June 30,
2024
Three months ending September 30, 2024	84,152
Three months ending December 31, 2024	30,772
114,924

If the Company is unable to meet its payment obligations, it could result in the loss of equipment prepayments and deposits paid by the Company under the Purchase Order and remedial legal measures against the Company. This may result in damages payable by the Company and forced continuance of the contractual arrangement. Under such circumstances, the Company’s growth plans and ongoing operations could be adversely impacted.

d.	Contingent liabilities

In 2021, the Company imported Miners into Washington State that the vendor located in China claimed originated in Malaysia. In early 2022, U.S. Customs and Border Protection challenged the origination of the Miners, asserting that the Miners were manufactured in China, and notified the Company of a potential assessment of a U.S. importation duty of 25%.

During the third quarter of 2023, the Company submitted supporting documentation to U.S. Customs and Border Protection in defense of its position that the Miners were manufactured outside China and the associated custom duties in the amount of $9,424 do not apply. While the final outcome of this matter is uncertain at this time, Management has determined it is not probable that it will result in a future cash outflow for the Company, and, as such, no provision was recorded as of June 30, 2024.

As described in Note 20, in March 2024, as a result of the Company’s decision to terminate the employment of the Company’s former Chief Executive Officer (“CEO”), a termination payment of $1,614 was accrued during the first quarter of 2024 and paid during the three months ended June 30, 2024 based on the terms of the former CEO’s employment agreement. On May 10, 2024, the former CEO filed a Statement of Claim in the Superior Court of Ontario against the Company claiming damages for breach of contract, wrongful dismissal and aggravated and punitive damages for a total amount of $26,676. The Company believes the claims are without merit and intends to defend itself vigorously against the claims. Such matters are inherently uncertain, and there can be no guarantee that the outcome of any such matter will be decided favorably to the Company. The loss, if any, is not estimable at this time and Management does not believe the outcome of this matter will have a material adverse impact on its results of operations, cash flows and financial condition.

25	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 13:        TRADE PAYABLES AND ACCRUED LIABILITIES

	As of June 30,	As of December 31,
	2024	2023
Trade accounts payable and accrued liabilities	20,908	9,077
Government remittances*	3,322	11,662
	24,230	20,739

* Refer to Note 23b for more details about the reversal of Canadian government remittances payable.

NOTE 14:         WARRANT LIABILITIES

The fair value of warrant liabilities is as follows:

	As of June 30,	As of December 31,
	2024	2023
2023 private placement	19,565	34,276
2021 private placements	467	6,150
	20,032	40,426

In November 2023, the Company completed a private placement that included 22,222,000 warrants and 3,000,000 broker warrants to purchase common shares (the “2023 private placement”). The warrants and broker warrants are convertible for a fixed number of common shares of the Company but have a contingent cashless exercise clause which results in a classification of the warrants and broker warrants as a financial liability and measurement of such warrants at fair value through profit or loss recognized in Net financial (expenses) income.

Details of the outstanding warrants are as follows:

	Six months ended June 30,
	2024		2023
	Number of warrants	Weighted average exercise price (USD)	Number of warrants	Weighted average exercise price (USD)
Outstanding, January 1,	35,105,000	2.83	19,153,000	4.21
Exercised	(5,111,000)	1.17	—	—
Expired	(11,866,000)	4.90	—	—
Outstanding, June 30,	18,128,000	1.94	19,153,000	4.21

The weighted average contractual life of the warrants as of June 30, 2024, was 1.5 years (June 30, 2023: 0.9 years).

26	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 14:         WARRANT LIABILITIES (Continued)

On January 7, 2024, 96,000 broker warrants from the January 7, 2021 private placement expired and were derecognized during the six months ended June 30, 2024, which resulted in a non-cash gain on revaluation of warrants of $61 included in Net financial (expenses) income.

In February 2024, 5,000,000 warrants and 111,000 broker warrants related to the 2023 private placement were exercised resulting in the issuance of 5,111,000 common shares for proceeds of approximately $5,986.

On March 11, 2024, 25,000 warrants relating to the acquisition of the Garlock building in Sherbrooke, Quebec issued during the first quarter of 2022 expired. These warrants were recorded as equity instruments.

On May 17, 2024, 10,613,000 warrants and 1,132,000 broker warrants from the May 17, 2021 private placement expired and were derecognized during the three and six months ended June 30, 2024, which resulted in a non-cash gain on revaluation of warrants of $43 and $1,739, respectively, included in Net financial (expenses) income.

The Black-Scholes model and inputs below were used in determining the weighted average values of the warrants and broker warrants prior to their derecognition as described in Note 18 and at period end.

2023 warrants and broker warrants

	Remeasurement on settlement of warrants	Remeasurement at period end
Measurement date	February 12 to 28, 2024	June 30, 2024	December 31, 2023
Dividend yield (%)	—	—	—
Expected share price volatility (%)	87%	84%	91%
Risk-free interest rate (%)	4.67%	4.71%	4.23%
Expected life of warrants (years)	2.74	2.40	2.90
Share price (CAD)	4.42	3.53	3.85
Exercise price (USD)	1.17	1.17	1.17
Fair value of warrants (USD)	2.51	1.80	2.15
Number of warrants outstanding (exercised)	(5,111,000)	10,841,000	15,952,000

27	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 14:         WARRANT LIABILITIES (Continued)

2021 warrants and broker warrants

	Remeasurement at period end
Measurement date	June 30, 2024	December 31, 2023
Dividend yield (%)	—	—
Expected share price volatility (%)	62%	82%
Risk-free interest rate (%)	4.71%	4.23%
Expected life of warrants (years)	0.09	0.46
Share price (CAD)	3.53	3.85
Exercise price (USD)	3.06	4.20
Fair value of warrants (USD)	0.06	0.32
Number of warrants outstanding	7,287,000	19,128,000

NOTE 15:         LONG-TERM DEBT

	As of June 30,	As of December 31,
	2024	2023
Building financing	1,651	—
Equipment financing	—	4,022
Total long-term debt	1,651	4,022
Less current portion of long-term debt	(164)	(4,022)
Non-current portion of long-term debt	1,487	—

Movement in long-term debt is as follows:

	As of June 30,	As of December 31
	2024	2023
	six-month period	twelve-month period
Balance as of January 1,	4,022	47,147
Issuance of long-term debt	1,695	—
Payments	(4,195)	(33,233)
Gain on extinguishment of long-term debt	—	(12,580)
Interest on long-term debt	129	2,688
Balance as of period end	1,651	4,022

28	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 15:         LONG-TERM DEBT (Continued)

a.	Building financing

In March 2024, the Company sold its Garlock building in Sherbrooke, Quebec for $1,695 and immediately leased it back for 10 years. Since the lease agreement included a substantive repurchase option of the building in a form of a call option, the Company has not transferred the control of the asset to the buyer, and the transaction does not qualify as a sale. Accordingly, it is accounted for as a financing arrangement for the proceeds received from the buyer, and the building continues to be recognized as property, plant and equipment of the Company.

b.	Equipment financing activity

Repayment of NYDIG Loan

In June 2022, Backbone entered into an equipment financing agreement, referred to as the “NYDIG Loan”, for gross proceeds of $36,860 collateralized by 10,395 WhatsMiner M30S Miners. The net proceeds received by the Company were $36,123, net of origination and closing fees of $737. As part of the agreement, the Company was required to maintain in a segregated wallet an approximate quantity of BTC whose value equates to at least one month of interest and principal payments on the outstanding loan. The pledged BTC was held in a segregated Coinbase Custody account and owned by the Company unless there was an event of default under the NYDIG Loan.

During the first quarter of 2024, the NYDIG Loan balance was fully repaid, and the Company’s Miners collateralizing the loan and BTC pledged as collateral became unencumbered.

Repayment of Foundry Loans #2, #3 and #4

In April and May 2021, the Company entered into four loan agreements for the acquisition of 2,465 WhatsMiner Miners referred to as “Foundry Loans #1, #2, #3 and #4.” During 2022, Foundry Loan #1 matured and was fully repaid. In January 2023, the principal amounts of the remaining Foundry Loans #2, #3 and #4 were fully repaid before their maturity date with forgiveness of prepayment penalties totaling $829.

Settlement of the loan with BlockFi Lending LLC (“BlockFi”)

In February 2022, Backbone Mining entered into an equipment financing agreement for gross proceeds of $32,000 collateralized by 6,100 Bitmain S19j Pro Miners referred to as the “BlockFi Loan”. The net proceeds received by the Company were $30,994 after capitalizing origination, closing and other transaction fees of $1,006.

In December 2022, Backbone Mining ceased making installment payments, which constituted a default under the loan agreement, and the BlockFi Loan was classified as current.

On February 8, 2023, BlockFi and the Company negotiated a settlement of the loan in its entirety with a then- outstanding debt balance of $20,330 for cash consideration of $7,750, discharging Backbone Mining of all further obligations and resulting in a gain on extinguishment of long-term debt of $12,580 recognized in Net financial (expenses) income in the consolidated statements of profit or loss and comprehensive profit or loss during the six months ended June 30, 2023. Upon settlement, all of Backbone Mining’s assets, including the 6,100 Miners collateralizing the loan, were unencumbered.

29	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 16:         LEASES

Set out below are the carrying amounts of the Company’s right-of-use (“ROU”) assets and lease liabilities and their activity during the six months ended June 30, 2024 and the year ended December 31, 2023:

	Leased premises	Vehicles	Other equipment	Total ROU assets	Lease liabilities
As of January 1, 2024	13,762	544	9	14,315	15,850
Additions and extensions to ROU assets	603	118	—	721	721
Depreciation	(1,344)	(127)	(8)	(1,479)	—
Lease termination	(373)	—	—	(373)	(518)
Payments	—	—	—	—	(1,946)
Interest	—	—	—	—	583
Foreign exchange	—	—	—	—	(474)
As of June 30, 2024	12,648	535	1	13,184	14,216
Less current portion of lease liabilities					(2,008)
Non-current portion of lease liabilities					12,208

	Leased premises	Vehicles	Other equipment	Total ROU assets	Lease liabilities
As of January 1, 2023	15,694	265	405	16,364	17,864
Additions and extensions to ROU assets	1,020	534	—	1,554	1,553
Reclass to property, plant and equipment	—	—	(364)	(364)	—
Depreciation	(2,952)	(213)	(32)	(3,197)	—
Lease termination	—	(42)	—	(42)	(23)
Payments	—	—	—	—	(5,025)
Gain on extinguishment of lease liabilities	—	—	—	—	(255)
Interest	—	—	—	—	1,391
Foreign exchange	—	—	—	—	345
As of December 31, 2023	13,762	544	9	14,315	15,850
Less current portion of lease liabilities					(2,857)
Non-current portion of lease liabilities					12,993

30	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 17:         INCOME TAXES

Deferred taxes

Deferred taxes are computed at a tax rate of 26.5% based on tax rates expected to apply at the time of realization. Deferred taxes relate primarily to the timing differences on recognition of expenses relating to the depreciation of fixed assets, loss carryforwards and professional fees relating to the Company’s equity activity that are recorded as a reduction of equity.

As at June 30, 2024, the Company has analyzed the recoverability of its deferred tax assets and has concluded that it is not more likely than not that sufficient taxable profit is expected to utilize these deferred tax assets.

Current and deferred income tax (expense) recovery

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Current tax recovery (expense):
Current year	—	(144)	—	(256)
Prior year	262	(182)	262	(182)
	262	(326)	262	(438)

Deferred tax (expense) recovery:
Current year	(1,966)	420	4,319	862
Prior year	—	—	—	—
	(1,966)	420	4,319	862
	(1,704)	94	4,581	424

NOTE 18:         SHARE CAPITAL

Common shares

The Company’s authorized share capital consists of an unlimited number of common shares without par value. As of June 30, 2024, the Company had 425,875,000 issued and outstanding common shares (December 31, 2023: 334,153,000).

i.	At-The-Market Equity Offering Program (“ATM Program”)

Bitfarms commenced an at-the-market equity offering program on March 11, 2024 (the “2024 ATM Program”), pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company, resulting in the Company receiving aggregate gross proceeds of up to $375,000.

During the six months ended June 30, 2024, the Company issued 84,196,000 common shares in the 2024 ATM Program in exchange for gross proceeds of $180,177 at an average share price of approximately $2.14. The Company received net proceeds of $174,503 after paying commissions of $5,403 to the sales agent for the 2024 ATM Program and $271 in other transaction costs. The Company capitalized $939 of professional fees and registration expenses to initiate the 2024 ATM Program.

31	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 18:         SHARE CAPITAL (Continued)

Common shares (Continued)

i.	At-The-Market Equity Offering Program (“ATM Program”) (Continued)

During the six months ended June 30, 2023, the Company issued 33,551,000 common shares in its at-the-market equity offering program that commenced on August 16, 2021 (“the 2021 ATM Program”) in exchange for gross proceeds of $38,900 at an average share price of approximately $1.16. The Company received net proceeds of $37,587 after paying commissions of $1,234 to the sales agent for the 2021 ATM Program and $79 in other transaction costs.

ii.	Stock Options

During the six months ended June 30, 2024, option holders exercised stock options to acquire 2,290,000 common shares (six months ended June 30, 2023: 400,000) resulting in proceeds of approximately $2,546 (six months ended June 30, 2023: $160) being paid to the Company.

iii.	Warrants

In February 2024, 5,000,000 warrants and 111,000 broker warrants related to the 2023 private placement were exercised resulting in the issuance of 5,111,000 common shares for proceeds of approximately $5,986.

The Black Scholes model and the inputs described in Note 14 were used in determining the values of the warrants and broker warrants prior to their derecognition, which resulted in a non-cash loss on revaluation of warrants of $1,836 included in Net financial (expenses) income.

iv.	Shareholder rights plan

On June 10, 2024, the Board approved a shareholder rights plan (the “June 2024 Rights Plan”). On July 24, 2024, the Capital Markets Tribunal of the Ontario Securities Commission issued an order to cease trading any securities issued, or that may be issued, in connection with or pursuant to the June 2024 Rights plan. Also on July 24, 2024, the Board approved the adoption of a new shareholder rights plan (the “July 2024 Rights Plan”), pursuant to which one right (a “Right”) will be issued and attached to each common share outstanding as at August 6, 2024 (the “Record Time”). A Right will also be attached to each common share issued after the Record Time. Subject to the terms of the July 2024 Rights Plan, the Rights become exercisable if a person (the “Acquiring Person”), along with certain related persons (including persons “acting jointly or in concert” as defined in the July 2024 Rights Plan), acquires or announces its intention to acquire 20% or more of the common shares without complying with the “Permitted Bid” provisions of the July 2024 Rights Plan. Following a transaction that results in a person becoming an Acquiring Person, the Rights entitle the holder thereof to purchase common shares at a significant discount to the market price. The July 2024 Rights Plan is subject to the acceptance of the Toronto Stock Exchange (the “TSX”) and shareholder ratification within six months of its adoption. The TSX has notified the Company that the TSX will defer its consideration of the acceptance of the July 2024 Rights Plan until (a) such time as it is satisfied that the appropriate securities common will not intervene pursuant to National Policy 62-202 and (b) the July 2024 Rights Plan is ratified by the shareholders of the Company by no later than January 24, 2025. A deferral of acceptance of the July 2024 Rights Plan by the TSX will not affect the adoption or operation of the July 2024 Rights Plan. The Board intends to recommend the ratification of the July 2024 Rights Plan at the Company’s upcoming special meeting of shareholders to be held on October 29, 2024.

32	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 19:         FINANCIAL INSTRUMENTS

Measurement categories and fair value

Financial assets and financial liabilities have been classified into categories that determine their basis of measurement. The following tables show the carrying values and the fair value of assets and liabilities for each of the applicable categories:

		As of June 30,	As of December 31,
	Measurement	2024	2023
Financial assets at amortized cost
Cash	Level 1	138,619	84,038
Trade receivables	Level 3	735	714
Other receivables	Level 3	560	689

Financial assets at fair value through profit and loss
Derivative assets	Level 2	2,255	1,281
Total carrying amount and fair value		142,169	86,722

Financial liabilities at amortized cost
Trade accounts payable and accrued liabilities	Level 3	20,908	9,077
Long-term debt	Level 2	1,651	4,022

Financial liabilities at fair value through profit and loss
Warrant liabilities	Level 2	20,032	40,426
Total carrying amount and fair value		42,591	53,525

Net carrying amount and fair value		99,578	33,197

The carrying amounts of trade receivables, other receivables, trade payables and accrued liabilities and long-term debt presented in the table above are a reasonable approximation of their fair value.

BTC option contracts

The fair value of option contracts is categorized as Level 2 in the fair value hierarchy and is presented under derivative assets and liabilities in the consolidated statements of financial position when there is an outstanding contract at period end. Their fair values are a recurring measurement. Fair value of derivative financial instruments generally reflects the estimated amounts that the Company would receive or pay, taking into consideration the counterparty credit risk or the Company’s credit risk at each reporting date. The Company uses market data such as BTC option futures to estimate the fair value of option contracts at each reporting date.

Warrant liabilities

Warrant liabilities related to the 2021 and 2023 private placements are classified as financial liabilities at fair value through profit or loss with the change in fair value recorded to Net financial (expenses) income. The fair value measurement is categorized as Level 2 in the fair value hierarchy, is a recurring measurement and is calculated using a Black-Scholes pricing model at each reporting date.

Refer to Note 14 for more details.

33	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 20:         TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The following table details balances payable to related parties:

	As of June 30,	As of December 31,
	2024	2023
Trade payables and accrued liabilities
Directors’ remuneration	132	112
Director and senior management incentive plan	46	1,567
	178	1,679

Amounts due to related parties are unsecured, non-interest bearing and payable on demand.

Transactions with related parties

In March 2024, the Board elected to terminate the employment agreement of the Company’s CEO. It was planned that the CEO would depart upon completion of an executive search and would lead the Company during the interim. However, on May 13, 2024, the Company announced the acceleration of the termination of the CEO effective immediately. A termination payment under the CEO’s employment agreement totaling $1,614 was accrued during the first quarter of 2024 and paid during the three months ended June 30, 2024 after the CEO’s departure. See Note 12 for more details.

The transaction described above occurred in the normal course of operations and recognized in profit or loss under General and administrative expenses.

NOTE 21:         NET LOSS PER SHARE

For the six months ended June 30, 2024 and 2023, potentially dilutive securities have not been included in the calculation of diluted loss per share because their effect is anti-dilutive. The additional potentially dilutive securities that would have been included in the calculation of diluted earnings per share, had their effect not been anti-dilutive for the three and six months ended June 30, 2024, would have totaled approximately 11,280,000 and 13,474,000, respectively (three and six months ended June 30, 2023: 3,850,000 and 3,731,000, respectively).

34	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 22:        SHARE-BASED PAYMENTS

The share-based payment expense related to stock options and restricted stock units (“RSU”) for employees, directors, consultants and former employees received was as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Equity-settled share-based payment plans	1,675	2,462	4,769	4,998

Options

During the six months ended June 30, 2024, the Board approved stock option grants to purchase 330,000 common shares in accordance with the Long-Term Incentive Plan (the “LTIP Plan”) adopted on May 18, 2021 (six months ended June 30, 2023: 8,471,000 common shares). All options issued according to the LTIP Plan become exercisable when they vest and can be exercised for a maximum period of 5 years from the date of the grant.

Details of the outstanding stock options are as follows:

	Six months ended June 30,
	2024		2023
	Number of Options	Weighted Average Exercise Price ($CAD)	Number of Options	Weighted Average Exercise Price ($CAD)
Outstanding, January 1,	20,939,000	2.41	21,804,000	3.47
Granted	330,000	2.55	8,471,000	1.89
Exercised	(2,290,000)	1.55	(400,000)	0.54
Forfeited	(1,443,000)	2.27	—	—
Cancelled	—	—	(10,535,000)	5.17
Expired	(295,000)	5.60	(340,000)	5.47
Outstanding, June 30,	17,241,000	2.48	19,000,000	1.85
Exercisable, June 30,	10,230,000	1.78	5,841,000	1.16

The weighted average contractual life of the stock options as of June 30, 2024 was 3.7 years (June 30, 2023: 4.3 years).

The inputs used to value the option grants using the Black-Scholes model are as follows:

Grant date	May 22, 2024
Dividend yield (%)	—
Expected share price volatility (%)	83%
Risk-free interest rate (%)	4.64%
Expected life of stock options (years)	3
Share price (CAD)	2.55
Exercise price (CAD)	2.55
Fair value of options (USD)	0.97
Vesting period (years)	1.5
Number of options granted	330,000

35	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 22:         SHARE-BASED PAYMENTS (Continued)

Restricted Share Units (’‘RSU’’)

Details of the RSUs are as follows:

	Six months ended June 30,
	2024		2023
	Number of RSUs	Weighted Average Grant Price ($CAD)	Number of RSUs	Weighted Average Grant Price ($CAD)
Outstanding, January 1,	625,000	4.05	400,000	3.73
Granted	175,000	2.95	—	—
Settled	(125,000)	3.13	(108,000)	3.24
Forfeited	(92,000)	4.04	—	—
Outstanding, June 30,	583,000	3.92	292,000	3.91

On March 28, 2024, the Board approved the grant of 175,000 RSUs (six months ended June 30, 2023: nil) to certain members of senior management, which vest 50% after approximately one month from the grant date and an additional 25% every 6 months. The value of the RSUs on the grant date was $2.17 per RSU.

NOTE 23:         ADDITIONAL DETAILS TO THE STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE PROFIT OR LOSS

Cost of revenues

		Three months ended June 30,		Six months ended June 30,
	Notes	2024	2023	2024	2023
Energy and infrastructure	a	(20,390)	(19,916)	(41,704)	(36,943)
Sales tax recovery - energy and infrastructure	b	17,017	—	17,017	—
Depreciation and amortization		(57,337)	(20,528)	(96,314)	(41,228)
Sales tax recovery - depreciation and amortization	b	8,760	—	8,760	—
Electrical components and salaries	a	(873)	(1,075)	(1,581)	(1,751)
		(52,823)	(41,519)	(113,822)	(79,922)

36	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 23:         ADDITIONAL DETAILS TO THE STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE PROFIT OR LOSS (Continued)

General and administrative expenses

		Three months ended June 30,		Six months ended June 30,
	Notes	2024	2023	2024	2023
Salaries		(4,032)	(2,578)	(10,079)	(5,199)
Share-based payments		(1,675)	(2,462)	(4,769)	(4,998)
Professional services		(5,695)	(1,652)	(7,353)	(3,530)
Sales tax recovery - professional services	b	1,389	—	1,389	—
Insurance, duties and other		(2,436)	(1,938)	(4,393)	(2,912)
Travel, motor vehicle and meals		(466)	(205)	(712)	(383)
Hosting and telecommunications		(75)	(114)	(153)	(206)
Advertising and promotion		(165)	(206)	(281)	(287)
Sales tax recovery - other general and administrative expenses	b	753	—	753	—
		(12,402)	(9,155)	(25,598)	(17,515)

Net financial (expenses) income

		Three months ended June 30,		Six months ended June 30,
	Notes	2024	2023 (restated - Note 3d)	2024	2023 (restated - Note 3d)
(Loss) gain revaluation of warrants		(1,455)	(1,189)	7,585	(2,410)
(Loss) gain on derivative assets and liabilities		(2,135)	(215)	355	(180)
Gain on disposition of marketable securities	c	413	4,955	751	7,126
Gain on extinguishment of long-term debt and lease liabilities		—	—	—	12,835
Interest income		2,042	177	2,722	443
Interest on long-term debt and lease liabilities		(349)	(1,023)	(727)	(2,643)
Loss on foreign exchange		(943)	(2,719)	(1,004)	(2,989)
Provision income (expense) on VAT receivable	d	65	(693)	—	(1,702)
Other financial income (expenses)		1,045	(300)	444	(520)
		(1,317)	(1,007)	10,126	9,960

37	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 23:         ADDITIONAL DETAILS TO THE STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE PROFIT OR LOSS (Continued)

a.	Electrical component inventory

During the three and six months ended June 30, 2024, the cost of electrical component inventory recognized as an expense and included in cost of revenues was $380 and $975, respectively (three and six months ended June 30, 2023: $450 and $840, respectively).

b.	Canadian sales tax refund

In April 2024, the Company received confirmation from the Provincial tax authorities that Canadian sales taxes paid by the Company from February 5, 2022 onwards are refundable. Between February 5, 2022, the date on which the new crypto currency sales tax legislation came into effect, and April 2024, the Company filed monthly sales tax refund claims totaling approximately $24,400 (CAD$33,000) that were not paid to the Company, pending the finalization of the aforementioned legislation. The refund of sales taxes relates to sales taxes charged on various expenditures including, but not limited to, electricity costs, cost of property, plant and equipment, professional services, etc.

In addition to not receiving its Canadian sales tax refund claims, the Company was self-assessing sales taxes payable when appropriate. During the three and six months ended June 30, 2024, the Company reversed $9,560 of government remittances previously included in PPE and accrued in trade accounts payable and accrued liabilities, as disclosed in Note 13. Of this amount, $5,360 was recorded as a decrease to cost of revenues, $520 was recorded as a decrease to general and administrative expense and $3,680 was recorded as a decrease to PPE.

During the three and six months ended June 30, 2024, sales tax recoveries of $22,200 for previous years (i.e., 2022 and 2023) and $2,200 for the period of January to April 2024 were recognized and presented as direct adjustments in their respective expense and asset categories.

During the three and six months ended June 30, 2024, $19,200 of the total $24,400 of sales tax claims were refunded by the Canadian tax authorities and the remaining $5,200 was recorded as sales tax receivable in Note 5, which was subsequently received in July 2024.

c.	Gain on disposition of marketable securities

During the three and six months ended June 30, 2024 and 2023, the Company funded its expansion in Argentina through the acquisition of marketable securities and the in-kind contribution of those securities to the Company’s subsidiary in Argentina. The subsequent disposition of those marketable securities in exchange for ARS gave rise to a gain as the amount received in ARS exceeded the amount of ARS the Company would have received from a direct foreign currency exchange.

d.	Provision income (expense) on VAT receivable

Due to the political and economic uncertainties in Argentina, the Company is uncertain when, or if at all, the Argentine VAT receivable will be settled. As a result, the Company recorded a provision to reduce the Argentine VAT receivable to nil starting in the fourth quarter of 2023. During the three and six months ended June 30, 2024, the provision expense is classified within the respective expense and asset categories. Prior to October 1, 2023, the Argentine VAT not expected to be settled within the next 12 months was classified as a long-term receivable in Note 12 with the short-term portion included in sales tax receivable in Note 5.

38	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 24:         GEOGRAPHICAL INFORMATION

Reportable segment

The reporting segments are identified on the basis of information that is reviewed by the chief operating decision maker (“CODM”) to make decisions about resources to be allocated and to assess performance. Accordingly, for Management purposes, the Company is organized into operating segments based on the products and services of its business units and has one material reportable segment, cryptocurrency Mining, which is the operation of data centers that support the validation and verification of transactions on the BTC blockchain, earning cryptocurrency for providing these services, as described in Note 1.

Revenues

Revenues* by country are as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
North America
Canada	28,129	26,458	60,267	49,947
USA	3,296	4,293	8,183	8,184
	31,425	30,751	68,450	58,131
South America
Argentina	7,979	2,796	19,555	4,092
Paraguay	2,144	1,932	3,860	3,306
	10,123	4,728	23,415	7,398
	41,548	35,479	91,865	65,529

*Revenues are presented based on the geographical contribution of computational power used for hashing calculations (measured by hashrate) or sales to external customers. During the three and six months ended June 30, 2024, the Company earned 97%% and 98% of its revenues, respectively, from one Mining pool (three and six months ended June 30, 2023: 97%% and 97%, respectively). The Company has the ability to switch Mining Pools or to mine independently at any time.

Property, Plant and Equipment

The net book value of property, plant and equipment by country is as follows:

	As of June 30,	As of December 31,
	2024	2023
North America
Canada	106,350	101,454
USA	14,403	18,154
	120,753	119,608
South America
Argentina	43,718	54,657
Paraguay	68,822	11,747
	112,540	66,404
	233,293	186,012

39	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 25:         ADDITIONAL DETAILS TO THE STATEMENTS OF CASH FLOWS

	Six months ended June 30,
	2024	2023

Changes in working capital components:
Increase in trade receivables, net	(21)	(318)
Decrease (increase) in other current assets	(6,723)	864
Increase in electrical component inventory	(370)	(76)
Decrease (increase) in deposits	(1,822)	592
Decrease in trade payables and accrued liabilities	(2,588)	(3,388)
Decrease in taxes payable	(509)	(255)
	(12,033)	(2,581)

Significant non-cash transactions:
Addition of ROU assets, property, plant and equipment and related lease liabilities	721	318
Purchase of property, plant and equipment financed by short-term credit	7,473	2,750
Equipment prepayments realized as additions to property, plant and equipment	29,756	4,905

Depreciation and Amortization
Property, plant and equipment	85,841	39,657
ROU assets	1,479	1,559
Intangible assets	234	12
	87,554	41,228

NOTE 26:        SUBSEQUENT EVENTS

2024 ATM Program

During the period from July 1, 2024 to August 7, 2024, the Company issued 25,127,000 common shares through the 2024 ATM Program in exchange for gross proceeds of $67,948 at an average share price of approximately $2.70. The Company received net proceeds of $65,828 after paying commissions of $2,120 to the sales agent. Refer to Note 18 for further details of the Company’s 2024 ATM program.

40	Page